111 West Monroe Street
                                                         Chicago, IL 60603-4080

CHAPMAN AND CUTLER LLP                                   T 312.845.3000
----------------------------------------                 F 312.701.2361
Attorneys at Law - Focused on Finance(R)                 www.chapman.com



                               September 17, 2015


Marianne Dobelbower
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549


               Re:  Advisors Disciplined Trust 1516 (the "Fund")
                      (File No. 333-205908) (CIK# 1638623)
                    --------------------------------------------

Ms. Dobelbower:

     On behalf of Advisors Asset Management, Inc. (the "Sponsor"), depositor and principal underwriter of the Fund, we are submitting this correspondence filing at the request of Marianne Dobelbower of the staff of the Securities and Exchange Commission (the "Commission"). The Fund consists of one unit investment trust, Alternative Income Portfolio, Series 2015-2 (the "Trust"). A Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the "Commission") on July 28, 2015. We received comments from the staff of the Commission in a letter from Marianne Dobelbower on August 27, 2015 and filed Amendment No. 1 to the Registration Statement on September 4, 2015.

     In a telephone conversation between Marianne Dobelbower and Matthew Wirig on September 16, 2015, Ms. Dobelbower indicated that she believed the current description of the Trust's principal investment strategy was sufficient based on an anticipated Trust portfolio submitted to her. However, Ms. Dobelbower requested that the Sponsor review the most recently reported holdings of the investment companies anticipated to be included in the Trust's portfolio (the "underlying funds") and consider whether there are any asset classes held by such underlying funds that, when considered in conjunction with the Trust's other anticipated holdings, are believed to comprise more than ten percent of the Trust's exposure by market value and are not currently contemplated by the disclosure in the prospectus under "Investment Summary--Principal Investment Strategy" or "Investment Summary--Principal Risks". The Sponsor has informed us that based on the Trust's anticipated holdings and the underlying funds' most recently reported holdings, it believes that the disclosure included in the Trust's prospectus under "Investment Summary--Principal Investment Strategy" and "Investment Summary--Principal Risks" appropriately describe the significant overall Trust exposures.

     If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.


                                Very truly yours,

                                 /s/ CHAPMAN AND CUTLER LLP
                                --------------------------------
                                     CHAPMAN AND CUTLER LLP

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